

SI MISSION

07002170

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden
Hours per response.... 12.00

SEC FILE NUMBER

8 - 48662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Capital Corp.

OFFCIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

250 West 57th Street
Street Address

New York,	New York	10107
City	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Georgi A Michele	(212) 243-7802
Name	Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202	White Plains,	New York	10601
Address	City	State	Zip

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, Eliezer Homnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Capital Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


BABOR A AHMED
Notary Public - State of New York
NO. 01AH6139536
Qualified in Queens County
My Commission Expires 1-09-10

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

REPORT

FORM X-17A-5

DECEMBER 31, 2006

Richard G. Baccari and Company, LLP
Certified Public Accountants

TABLE OF CONTENTS

DECEMBER 31, 2006

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2006 and the related statements of income and expense, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America, on a basis consistent with that of the preceding year.

Richard G. Baccari & Company LLP
White Plains, New York

February 5, 2007

GRAND CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS

		2006
Current Assets:		
Cash	$	92,078
Petty Cash		500
Receivables from Brokers and Dealers:		
Commissions Receivable		157,646
Good Faith Deposit Account		26,169
		183,815
Prepaid Expenses		293
Total Current Assets		276,686
Fixed Assets:		
Computer Equipment		5,309
Less: Accumulated Depreciation		(5,309)
Total Assets	$	276,686

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	155,070
Total Current Liabilities		155,070
Stockholder's Equity:		
Common stock, no par value: authorized 200 shares; issued and outstanding 100 shares		100
Additional paid-in-capital		76,900
Retained earnings		44,616
Total Stockholder's Equity		121,616
Total Liabilities and Stockholder's Equity	$	276,686

GRAND CAPITAL CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Revenues:		
Commissions	$	687,895
Other Income		167,607
Total Revenues		855,502
Expenses:		
Compensation - Voting Shareholder		20,000
Compensation - Office		122,341
Commissions paid to Registered Representatives		297,478
Regulatory Fees		13,345
Administrative Expenses		406,502
Total Expenses		859,666
Net Income	$	(4,164)

GRAND CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
Cash flows from operating activites:	
Net Income	$ (4,164)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in Commission Receivable	(125,153)
Increase in Good Faith Deposit Accounts	(628)
Decrease in Prepaid Expenses	691
Increase in Accrued Expenses	128,854
Net adjustment	3,764
Net cash (used) by operating activites	(400)
Cash - beginning of year	92,478
Cash - end of year	$ 92,078

Cash paid during the year for:	
Interest	$ -
Taxes	$ 500

See Notes to the Financial Statements and Independent Auditors' Report

Richard G. Baccari and Company, LLP
Certified Public Accountants

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholder's Equity, January 1, 2006	$ 125,780
Net Loss	(4,164)
Stockholder's Equity, December 31, 2006	$ 121,616

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -
Increase and (Decreases)	-
Balance, December 31, 2006	$ -

1. ORGANIZATION:

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of acting as selling agent of securities on behalf of its customers. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

The Company opened a branch office in Israel in 2006 which engages in the same activity as the New York office. All activity related to the branch office has been included in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis. Accordingly, expenses are recorded when incurred, and revenues are recognized when earned.

Cash and Cash Equivalents:

The statement of cash flows classifies changes in cash and cash equivalents (short term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Advertising:

The Company charges advertising costs to expense in the period incurred. Advertising costs are $1,200 for the year ended December 31, 2006.

Income Taxes:

As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

3. CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:

The statement of cash flows classifies changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and commissions receivable.

The Company places its cash with financial institutions which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. COMMISSION RECEIVABLE

Commission receivable represents monies due to the Company from its clearing broker for sales of securities on behalf of customers. Commission receivable is $157,646 as of December 31, 2006. The entire receivable was collected in January 2007.

5. SUPPLEMENTARY INFORMATION:

Net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $120,823. In January 2007, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $117,856. The difference of $2,967 is accounted for by the reversals of accruals and reclassifications made during the audit.

6. RELATED PARTY TRANSACTIONS:

The Company currently subleases office space from G.C.C. Inc., a related party on a month-to-month basis for the New York office and the Israel office. There is no operating lease in place as of December 31, 2006, however, the Company intends on continuing its relationship for the foreseeable future. Rent expense for the year ended December 31, 2006 is $102,727.

GRAND CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Common Stock		$ 100	
Additional Paid in Capital		76,900	
Retained Earnings		44,616	
Total Stockholder's Equity			121,616
Less: Non-Allowable Assets			(793)
Net Capital Before Haircuts			120,823
Less: Haircuts on Securities			-
Net Capital			120,823
Less the Greater of:			
Minimum Dollar Net Capital Required	50,000		
or			
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $155,070)	10,338		50,000
Excess Net Capital			$ 70,823

GRAND CAPITAL CORPORATION
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

Accounts Payable and Accrued Expenses	$ 155,070
Percentage of Aggregate Indebtedness to Net Capital	128%

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have examined the financial statements of Grand Capital Corporation for the year ended December 31, 2006 and have issued our report thereon dated February 5, 2007. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Richard G. Baccari & Company LLP
White Plains, New York

February 5, 2007

END